

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

D. Bryan Jordan
Chairman of the Board, President and Chief Executive Officer
First Horizon Corporation
165 Madison Avenue
Memphis, TN 38103

> **Re: First Horizon Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2024**
> **File No. 001-15185**

Dear D. Bryan Jordan:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 93

1. We note your disclosure under your pay versus performance table that the amounts shown for your Company-Selected Measure, A-ROTCE, are shown as averages for the three-year performance period ended with the relevant fiscal year. In future filings, please ensure that the quantified performance information regarding your Company-Selected Measure is not measured over a multi-year period. Refer to Item 402(v)(2)(vi) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 128D.11. For example, if, in your assessment, A-ROTCE represents the most important financial performance measure used to link compensation actually paid to your named executive officers, for the most recently completed fiscal year, to company performance, please present the A-ROTCE results on a single-year basis for each individual year presented in your pay versus performance table, even if you use the measure as part of a multi-year compensation program.

2.   We note that your Company-Selected Measure, A-ROTCE, is not a financial measure under generally accepted accounting principles. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, for a non-GAAP Company-Selected Measure, you must disclose how it is calculated from your audited financial statements. It is not clear from your disclosure on page 94 how this number is calculated from your audited financial statements. We note in this regard your reference to "certain other amounts" when describing the calculation of "Tangible" equity in your A-ROTCE definition. Your tabular and related presentation should show the quantified performance for the same measure selected as your Company-Selected Measure for each covered fiscal year, using not only the same name, but also the same calculation method. Quantified performance derived using different adjustments from those used in the most recent fiscal year may not satisfy this requirement. Please tell us and revise future disclosure to explain how the measure is calculated from your audited financial statements. Note that incorporation by reference to disclosure in separate filings will not satisfy this disclosure requirement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson at 202-551-3584 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program